UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                               E*TRADE Group, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   269246-10-4
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                                 (CUSIP Number)

                             STEPHEN A. GRANT, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                               NEW YORK, NY 10004
                                 (212) 558-4000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 9, 2002
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             (Date of Event which Requires Filing of this Statement)

         If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (continued on following pages)
                                Page 1 of 10 Pages

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CUSIP NO. 269246-10-4                  13D                  PAGE 2 OF 10 PAGES
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        1          NAME OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   SOFTBANK Corp.
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        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                         (b) [ ]
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        3          SEC USE ONLY

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        4          SOURCE OF FUNDS
                   AF
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        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) or 2(e)                             [ ]
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        6          CITIZENSHIP OR PLACE OF ORGANIZATION
                   Japan
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                                   7        SOLE VOTING POWER

            NUMBER OF              ---------------------------------------------
             SHARES                8        SHARED VOTING POWER
          BENEFICIALLY                      18,782,567
            OWNED BY               ---------------------------------------------
              EACH                 9        SOLE DISPOSITIVE POWER
            REPORTING
           PERSON WITH             ---------------------------------------------
                                   10       SHARED DISPOSITIVE POWER
                                            18,782,567
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        11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   18,782,567
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        12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                            [ ]
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        13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   5.3%
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        14         TYPE OF REPORTING PERSON
                   HC, CO
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

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CUSIP NO. 269246-10-4                  13D                  PAGE 3 OF 10 PAGES
-----------------------                                 -----------------------

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        1          NAME OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Masayoshi Son
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        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                         (b) [ ]
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        3          SEC USE ONLY

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        4          SOURCE OF FUNDS
                   AF
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        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) or 2(e)                             [ ]
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        6          CITIZENSHIP OR PLACE OF ORGANIZATION
                   Japan
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                                   7        SOLE VOTING POWER

            NUMBER OF              ---------------------------------------------
             SHARES                8        SHARED VOTING POWER
          BENEFICIALLY                      18,782,567
            OWNED BY               ---------------------------------------------
              EACH                 9        SOLE DISPOSITIVE POWER
            REPORTING
           PERSON WITH             ---------------------------------------------
                                   10       SHARED DISPOSITIVE POWER
                                            18,782,567
--------------------------------------------------------------------------------
        11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   18,782,567
--------------------------------------------------------------------------------
        12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
        13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   5.3%
--------------------------------------------------------------------------------
        14         TYPE OF REPORTING PERSON
                   IN
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

Item 1.  Security and Issuer.

         This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of E*TRADE Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4500 Bohannon Drive, Menlo Park, CA 94025.

Item 2.  Identity and Background.

         This Statement is filed by SOFTBANK Corp. ("SOFTBANK") and Masayoshi Son ("Mr. Son" and, together with SOFTBANK, the "Reporting Persons").

         SOFTBANK is a corporation organized under the laws of Japan and Mr. Son is a Japanese citizen.

         Mr. Son's principal occupation is president and chief executive officer of SOFTBANK. The business address of Mr. Son is c/o SOFTBANK Corp., 24-1 Nihonbashi-Hakozakicho, Chuo-Ku, Tokyo 103-8501, Japan. SOFTBANK's principal businesses include the provision of information and distribution services and infrastructure for the digital information industry, the distribution of computer software and network products and the publication of Japanese computer technology magazines.

         None of the Reporting Persons nor, to the best knowledge and belief of SOFTBANK, any of its executive officers and directors, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         Schedule 1 hereto sets forth the principal office address of SOFTBANK, and with respect to each executive officer of SOFTBANK, the following information: (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (d) citizenship.

Item 3.  Source and Amount of Funds or Other Consideration.

         On May 9, 2002, E*TRADE Japan K.K. ("E*TRADE Japan") acquired 3,380,879 shares of Common Stock in exchange for 31,250 shares of E*TRADE Japan issued by E*TRADE Japan.

         On May 9, 2002, SOFTBANK America Inc. ("SB America") beneficially owned 15,401,688 shares of Common Stock. Such shares were acquired on August 20, 1998 pursuant to the Stock Purchase Agreement, dated as of July 9, 1998 (the
"Purchase Agreement"), by and between the Issuer and SOFTBANK Holdings Inc. ("SBH"), whereby SBH agreed to purchase 62,591,688 shares of Common Stock from the Issuer for a purchase price of approximately $6.3906 per share. SBH used available cash of SOFTBANK to fund this acquisition. On December 31, 1998, SBH contributed the 62,591,688 shares of Common Stock to SB America. (The number of shares and the purchase price have been adjusted to reflect subsequent stock splits.) Between December 31, 1998 and May 9, 2002, SB America sold 47,190,000 shares of Common Stock.

                               Page 4 of 10 Pages

Item 4.  Purpose of Transaction.

         In exchange for 3,380,879 shares of Common Stock, E*TRADE Japan transferred 31,250 of newly issued shares of E*TRADE Japan to the Issuer. E*TRADE Japan has advised the Reporting Persons that the purpose of this exchange of shares was to strengthen the relationship between E*TRADE Japan and the Issuer. The purpose of the acquisition of shares of Common Stock pursuant to the Purchase Agreement was to make an investment in the Issuer.

         Each Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition, business operations and prospects, market price of the Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may, at any time and from time to time: acquire additional Common Stock or securities convertible or exchangeable for Common Stock; dispose of shares of Common Stock; and/or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended, and the contractual restrictions described in Item 6. To the knowledge of each Reporting Person, each of the persons listed on Schedule 1 hereto may make the same evaluation and reserves the same rights.

         As of the date of the filing of this Statement, none of SOFTBANK or Mr. Son, nor, to the best knowledge and belief of SOFTBANK, any of its executive officers or directors, has any other plan or proposal which relates to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         The percentage of the Issuer's outstanding Common Stock reported herein as beneficially owned by the Reporting Persons is based upon 355,290,580 shares of Common Stock (the "Outstanding Shares") reported by the Issuer as outstanding as of May 3, 2002 in a Form 10-Q, dated May 15, 2002, filed with the SEC by the Issuer on May 15, 2002.

         SOFTBANK Finance Corporation ("SB Finance") is a wholly-owned subsidiary of SOFTBANK. Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns an approximately 39.91% interest in SOFTBANK. Following the issuance of 31,250 shares of E*TRADE Japan to the Issuer, SB Finance owns an approximately 44.56% interest in E*TRADE Japan. Accordingly, securities owned by E*TRADE Japan may be regarded as being beneficially owned by SB Finance;
securities owned by SB Finance may be regarded as being beneficially owned by SOFTBANK; and securities owned by SOFTBANK may be regarded as being beneficially owned by Mr. Son.

         SB America is a wholly-owned subsidiary of SBH, which in turn is a wholly-owned subsidiary of SOFTBANK. Accordingly, securities owned by SB America may be regarded as being beneficially owned by SBH; securities owned by SBH may be regarded as being beneficially owned by SOFTBANK; and securities owned by SOFTBANK may be regarded as being beneficially owned by Mr. Son.


                               Page 5 of 10 Pages

         On May 9, 2002, E*TRADE Japan acquired 3,380,879 shares of Common Stock in exchange for 31,250 shares of E*TRADE Japan in a private transaction. E*TRADE Japan has advised the Reporting Persons that, for reasons pertaining to certain provisions in the Japanese Commercial Code and under Japanese practice, the share exchange was effected through two back-to-back transactions, the first being the acquisition of Common Stock by E*TRADE Japan in exchange for
(Yen)3,999,999,085 (which, for purposes of the transaction was equivalent to U.S. $30,698,381.32, or $9.08 per share) and the second being the acquisition of 31,250 shares of E*TRADE Japan by the Issuer in exchange for (Yen)4,000,000,000. E*TRADE Japan obtained short-term loans to bridge the transactions.

         As of the date of the filing of this Statement, the Reporting Persons may be deemed to beneficially own 18,782,567 shares of Common Stock of the Issuer, consisting of 3,380,879 shares beneficially owned by SB Finance and 15,401,688 shares beneficially owned by SB America, representing approximately 5.3% of the Outstanding Shares. Each Reporting Person shares the power to vote or direct the vote and dispose of or direct the disposition of the Common Stock beneficially owned by such Reporting Persons.

         Except as described above, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule 1 hereto, has effected any transactions in the securities of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         In the Purchase Agreement, a copy of which is attached as Exhibit C hereto, SBH agreed that neither it nor any of its affiliates nor any representatives will acquire, offer to acquire or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of the Issuer, or of any successor to or person in control of the Issuer, or any subsidiary of the Issuer for a period of five years without the prior written consent of the Issuer or its Board of Directors.


                               Page 6 of 10 Pages

         Except as described in this Statement, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons listed on
Schedule 1 hereto, is a party to any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits.

         A. Agreement of Joint Filing, dated as of May 16, 2002, among SOFTBANK and Mr. Son.

         B. Power of Attorney by SOFTBANK and Mr. Son (filed with Statement on
Schedule  13G filed on  February  17,  1998 by  SOFTBANK,  Mr. Son and  SOFTBANK
Ventures,   Inc.  with  respect  to  the  Common  Stock  of  Concentric  Network
Corporation and incorporated herein by reference).

         C. Stock Purchase Agreement, dated as of July 9, 1998, by and between the Issuer and SBH (incorporated by reference to Exhibit C to the Statement on Schedule 13D, dated August 20, 1998, filed by the Reporting Persons with respect to the Issuer).





                               Page 7 of 10 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 16, 2002

                                            SOFTBANK CORP.


                                            By: /s/ Stephen A. Grant
                                               ---------------------------------
                                               Attorney-in-fact


                                            MASAYOSHI SON


                                            By: /s/ Stephen A. Grant
                                               ---------------------------------
                                               Attorney-in-fact




                               Page 8 of 10 Pages

                                   SCHEDULE 1

               DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK CORP.

         The address of the principal office of SOFTBANK Corp. is 24-1 Nihonbashi-Hakozaki-cho, Chuo-ku, Tokyo 103 Japan, which is also the business address for each of the individuals listed below, except Ronald D. Fisher. The business address for Ronald D. Fisher is 1188 Centre Street, Newton Center, Massachusetts 02459. The address of the principal office of SOFTBANK Holdings Inc. and SOFTBANK America Inc., each a holding company for operations and investments of SOFTBANK Corp., SOFTBANK Capital Partners Investment Inc., a holding company, and SOFTBANK Capital Partners LLC, a venture capital fund, is 1188 Centre Street, Newton Center, Massachusetts 02459.

         Each of the individuals listed below is a Japanese citizen, except for Ronald D. Fisher, a citizen of the United States.

NAME                       PRESENT AND PRINCIPAL OCCUPATION

Masayoshi Son       President, Chief Executive Officer and director of
                    SOFTBANK Corp.; Chairman of the Board, President and director of SOFTBANK Holdings Inc.; Chairman of the Board and director of SOFTBANK America Inc.; Director of SOFTBANK
                    Capital Partners Investment Inc.

Ken Miyauchi        Executive Vice President and director of SOFTBANK Corp.

Norikazu Ishikawa   Executive Vice President of SOFTBANK Corp.

Yoshitaka Kitao     Executive Vice President, Chief Financial Officer and
                    director of SOFTBANK Corp.

Makoto Okazaki      Executive Vice President of SOFTBANK Corp.

Kazuhiko Kasai      Director of SOFTBANK Corp.

Masahiro Inoue      Director of SOFTBANK Corp.

Jun Murai           Director of SOFTBANK Corp.

Toshifumi Suzuki    Director of SOFTBANK Corp.

Tadashi Yanai       Director of SOFTBANK Corp.

Mark Schwartz       Director of SOFTBANK Corp.


                               Page 9 of 10 Pages

Ronald D. Fisher    Director of SOFTBANK Corp.; Vice Chairman and director of
                    SOFTBANK Holdings Inc.; Vice Chairman and director of
                    SOFTBANK America Inc.; Chairman of the Board, President and director of SOFTBANK Capital Partners Investment Inc.;
                    Managing Member of SOFTBANK Capital Partners LLC.














                               Page 10 of 10 Pages